September 19, 2019

Harold W. Andrews, Jr.
Executive Vice President, Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, California 92612

       Re: Sabra Health Care REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2018
           Filed February 25, 2019
           File No. 001-34950

Dear Mr. Andrews, Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate and
                                                           Commodities